UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated November 27, 2009.

Press Release

ABB realigns automation divisions to enhance growth opportunities

Zurich, Switzerland, Nov. 27, 2009 — ABB, the leading power and automation technology group, is reorganizing its automation divisions to align their activities more closely with those of its customers. These changes will enable ABB to better tap growth opportunities in service, expand its presence in the discrete manufacturing sector and better respond to the increasing demand for energy efficient solutions.

Effective Jan. 1, 2010, the business units currently in the Automation Products and Robotics divisions will be regrouped into two new divisions — Discrete Automation and Motion, and Low Voltage Products. The Process Automation division will remain unchanged except for the addition of the instrumentation business from the Automation Products division.

“ABB’s automation businesses with their focus on productivity and energy efficiency have tremendous scope for growth,” said Joe Hogan, ABB’s chief executive officer. “We have strengthened the market approach by grouping together businesses with similar customers, technologies and service models, which will help us accelerate the development of solutions for our customers.”

The new divisions will be comprised as follows:

•                  The new Low Voltage Products division includes businesses producing mainly low-voltage electrical equipment that is sold to wholesalers, original equipment manufacturers as well as system integrators, and has moderate service requirements. The division had 2008 pro-forma revenue of $4.8 billion and about 19,000 employees.

•                  The new Discrete Automation and Motion division includes products and systems targeted at discrete manufacturing applications, such as robotics and programmable logic controllers (PLCs), and providing motion in plants, such as motors and drives. These businesses help customers to increase the productivity and energy efficiency of their assets. It also includes a significant offering for the renewable sectors of solar and wind, as well as the rail segment. The businesses sell mainly to original equipment manufacturers, system integrators and directly to end users, and require a more intensive, tailored level of service. The division had 2008 pro-forma revenue of $6.6 billion and also about 19,000 employees.

•                  Process Automation will remain unchanged except for the addition of ABB’s instrumentation business, currently part of the Automation Products division. The move will strengthen the division’s process automation platform as instruments measuring temperature, flow, pressure, etc. are key to optimizing industrial processes. The division had 2008 pro-forma revenue of $8.4 billion and about 29,500 employees.

ABB intends to provide pro-forma orders, revenues and earnings before interest and taxes (EBIT) for the period 2007 to 2009 under the new structure when it reports its fourth-quarter results in February next year. The company will also update at that time the divisional guidance on its 2007-2011 targets, to align them with the new organization.

The reorganization of the automation businesses will be accompanied by several related leadership changes as of Jan. 1, 2010.

Tom Sjökvist, currently responsible for Automation Products, will become head of the new Low Voltage Products division. Sjökvist has provided successful leadership for the low-voltage business for many years and has driven the Automation Products division to new levels of profitability.

Ulrich Spiesshofer, currently responsible for Corporate Development on the Executive Committee, has been appointed to run the Discrete Automation and Motion division. Spiesshofer, who joined ABB in 2005, has led ABB’s strategic growth initiatives such as its service activities, and has played a key role in managing the company’s global footprint optimization efforts and its $2-billion cost take-out program

Anders Jonsson, currently responsible for the Robotics division, will have an Executive Committee role with responsibility for continuing the implementation of ABB’s current cost take-out program as well as the company’s Global Footprint program, which aligns ABB’s resources with the company’s growth opportunities. Jonsson has successfully repositioned the robotics business for long-term profitable growth.

Veli-Matti Reinikkala remains head of the Process Automation division.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

ABB will host a media and analyst conference call starting at 10:00 a.m. Central European Time (CET). UK callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, from the rest of Europe, +41 91 610 56 00 and from the US/ Canada +1 (1) 866 291 41 66. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 14 days: Playback numbers: +44 20 7108 6233 (UK), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (US/Canada). The code is 16567, followed by the # key.

For more information please contact:

ABB Group Media Relations:	ABB Group Investor Relations:
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 27, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance